Rasna Therapeutics, Inc.

420 Lexington Avenue

New York, NY 10170

March 3, 2017

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Attention: Jim B. Rosenberg

Re:	Rasna Therapeutics, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2016

Filed September 28, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 21, 2016

File No. 333-191083

Dear Mr. Rosenberg:

This letter sets forth the responses of Rasna Therapeutics, Inc., a Nevada corporation (the “Company” or “we”), to the comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 8, 2017 ("Comments Letter") concerning the Company’s annual report on Form 10-K for the fiscal year ended June 30, 2016 and Form 10-Q for the Quarterly Period Ended September 30, 2016 (collectively, the “Filings”).

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comments Letter. For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Notes to Condensed Consolidated Financial Statements

3. Acquisitions, page 10

1. You disclose that, on May 17, 2016, Rasna and its subsidiary Falconridge entered into an Agreement of Merger and Plan of Reorganization with Arna, whereby Arna was merged into Falconridge. The transaction was accounted for as a reverse merger and Arna was deemed the accounting acquirer. Please provide us a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining the operations of Rasna, its subsidiary Falconridge and Arna, intangible assets that do not qualify for separate recognition or other factors. Explain why other intangible assets, for example IPR&D, were not recognized. In this regard, prior to acquisition, we note Rasna was engaged in the research and development of clinical drugs for the treatment of leukemia. Refer to ASC 805-30-50-1a.

In initially recording and disclosing the May 17, 2016 transaction, we followed the process set forth in ASC 805 for business combinations, which includes, among other things, identifying tangible assets acquired and liabilities assumed within the transaction prior to evaluating what intangible assets existed. We have engaged a firm to provide a valuation of the intangibles, however, due to the complexities associated with valuing IPR&D, we have not yet completed the valuation process. We relied upon the measurement period guidance within paragraph 805-10-25-13, and accordingly, reported the provisional amounts for the items for which the accounting was incomplete, IPR&D and goodwill, and also disclosed that these balances were based upon a preliminary purchase price allocation and subject to change at the time we finalize our valuations.

We did not recognize additional IPR&D or the qualitative description of the factors that make up goodwill recognized in the Form 10-Q for the quarterly period ended September 30, 2016 because our valuation process has not yet completed. In accordance with ASC 805-10-25-14, our measurement period will end as soon as we complete our valuation of the intangibles acquired, which will not exceed one year from the acquisition date. The preliminary goodwill balance is comprised of expected synergies from operations, business relationships and other unidentifiable intangible assets, however until our measurement period concludes, we are uncertain the amount of identifiable intangible assets which will be recorded.  We intend on completing our valuation prior to March 31, 2017, the date of our annual financial statements.

4. Goodwill and Intangible Assets

Intangible Assets, page 12

2.	You disclose Panetta Partners Limited assigned the IPR&D to you and it was accounted for as a capital contribution. Please separately quantify and describe each intellectual property and the research program to which it relates. Additionally describe these assets alternative future uses in research and development projects or otherwise to support their capitalization. Refer to ASC 730-10-25-2c.

The contribution of IPR&D for shares in the Company occurred in 2013 during the initial set-up and capitalization of the Company (the “Transaction”). In connection therewith, the Company received the rights to the NPM1 molecular target (“NPM1”). At the time of the Transaction the Company had determined that NPM1 had alternative future uses, and accordingly capitalized the IPR&D under the relevant accounting guidance and measured the asset in accordance with ASC 505-50-25. NPM1 continues to be a cornerstone of the R&D efforts of the Company. Currently the Company has several research projects underway which involve modulating NPM1 and another molecular target implicated in the disease progression of leukemia and lymphoma. Since the Transaction, the Company engaged the European Institute of Oncology (IOM) to develop a method for modulating a protein which is specific to multiple forms of leukemia and lymphoma. The addition of the IOM team is functional in the development of NPM1 by allowing the Company’s access to IOM’s proprietary animal models for cancer studies.

We therefore believe that the recording of the rights to the NPM1 molecular target was appropriately accounted for at the date of the Transaction, as it had alternative future uses, as evidenced by our current research projects using NPM1.

Sincerely,

/s/ Tiziano Lazzaretti

Tiziano Lazzaretti, CFO